Exhibit 99.3
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                                                 [Telewest logo]

                                                 Telewest Communications plc
                                                 Genesis Business Park
                                                 Albert Drive
                                                 Woking
                                                 Surrey GU21 5RW
                                                 Reg. In England No: 2983307


                                                 8 May 2002


Dear Shareholder


You may have seen that we announced our results for the first quarter of 2002 on 2 May. Telewest's Annual Report and Accounts and the Summary Financial Statement for 2001 went to press before that date, so those documents do not include the latest developments set out by the company. I felt it was important for you to be aware of what Adam Singer, the chief executive, had to say at the time of the quarterly results announcement. I therefore set out below the text of his remarks for you to read alongside our results and commentary for last year:

"Telewest continues to execute well. This is the seventh straight quarter of good operating results despite a depressed telecoms carrier sector and a weak television advertising market. Average monthly revenue per household is at a record (pound)41.97 and Ebitda has risen 34 per cent year on year. Our blueyonder broadband internet product has had a record quarter, with 148,000 subscribers now installed. Its growth continues to accelerate.

Despite good operational improvement, we recognise that the capital markets' doubts about the sector and the company require us to do even more. We are in a climate in which capital is scarce and we have to respond to that.

So, capital expenditure is now on target to fall to below (pound)500m this year and we will attempt to take it even lower as we apply our resources to projects that have immediate positive impact on our results.

We can now tighten the group's cost base as we have addressed some of the fundamental issues of network stability and customer service over the past two years. Today, I am announcing measures designed to create an even leaner Telewest, and bring forward a break-even cash position.

I have put in train a reorganisation of the group, which will streamline management, flatten reporting lines and allow us to focus on our core business. Regrettably, this will result in significant job losses. We have already begun a programme that aims to reduce our total staffing levels to around 9,000 from about 10,500.

The consumer and business divisions, currently managed separately, will be merged into one single operating division, and this will be serviced by a networks and technology division.

Mark Luiz, chief executive of our Flextech content arm and a main board director, will take overall responsibility for our residential and business division as chief operating officer, customers. He is replaced at Flextech by Jane Lighting, managing director, television.

We anticipate that in a full year of trading, these changes will produce annualised cash savings of (pound)40m to (pound)50m in additional to our capital expenditure savings. I believe we can make these savings without harming our product line up or our current levels of customer service and growth.

Current trading is strong and in our franchise areas, we are the market leader in pay-television, with 28.9 per cent penetration; market leader in broadband; and the number two provider of telephony with 34.8 per cent penetration.

The continuing success of our broadband internet offering and the increasing numbers of subscribers to our triple play of telephone, television and internet is encouraging. In April, we sold more than 27,000 blueyonder broadband connections. We now have 107,000 triple play customers - and they are our future. While BT talks broadband, we sell it and every day we provide sanctuary for ITV Digital refugees.

The steps we have taken are aimed at helping stabilise our financial future and are a necessary but painful response to market conditions. I believe they will enable Telewest to operate more efficiently going forward. But as would be expected given the current state of the capital markets, the company continues to explore options to address its funding requirements. We recognise that investors need to see evidence that we can leverage our strong operational position into a profitable financial future sooner rather than later."

You will find the full text of the first quarter's results on our website: www.telewest.co.uk
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Yours sincerely

[CS signature]

Cob Stenham



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